

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 21, 2008

Paviter S. Binning
Executive Vice President and Chief Financial Officer
Nortel Networks Corporation
195 The West Mall
Toronto, Ontario, Canada   M9C 5K1

>   **Re: Nortel Networks Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 27, 2008**
>   **File No. 001-07260**

Dear Mr. Binning:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

8. Employee benefit plans, page 126

1.   We note that in "Change in benefit obligation" your actuarial gains and losses for
        your defined benefit plans and post-retirement benefits changed significantly from
        2006 to 2007. Tell us what assumptions and estimates changed in 2007 that
        resulted in these significant differences from the prior year. Provide these
        disclosures in your critical accounting policies and estimates of your MD&A or
        tell us why such disclosures are not required.

12. Guarantees, page 143

Product warranties, page 146

2.   We note that you have $88 million in warranty revisions for the year ended
        December 31, 2007. Tell us the reason(s) for these revisions and how these
        revisions affected your financial statements. Provide this disclosure in your
        MD&A results of operations and your critical accounting policies and estimates.

                                    *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR.
Please understand that we may have additional comments after reviewing your responses
to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director